SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. --)*
                               -----------------
                             Carsunlimited.com, Inc.
 ...............................................................................
                                (Name of Issuer)

                                  common stock
      ..........................................................................
                         (Title of Class of Securities)

                                  14606 P 10 3
      ..........................................................................
                                 (CUSIP Number)

                                Gerhard Brugger,
                           Schongauerstrasse 10, 87616
                             Marktoberdorf Germany,
                              011 49 834 291 5647
 ...............................................................................
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 9, 2006
 ...............................................................................

             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No.  14606P 10 3
.................................................................................
      (1) Names of reporting Persons
          Gerhard Brugger
          I.R.S. Identification Nos. of above persons (entities only)
.................................................................................
      (2) Check the appropriate box if a member of a group (see
          instructions)                               (a) [ ]
                                                      (b) [ ]
.................................................................................
      (3) SEC use only
.................................................................................
      (4) Source of funds (see instructions)  PF  00
.................................................................................
      (5) Check if disclosure of legal proceedings is required pursuant to Items
          2(d) or 2(e)                                    [ ]
.................................................................................
      (6) Citizenship or place of organization
          Germany
.................................................................................
      Number of shares beneficially owned by each reporting person with:
.................................................................................
      (7) Sole Voting Power
          50,710,335
.................................................................................
      (8)Shared Voting Power            0
.................................................................................
      (9)Sole Dispositive Power         50,710,335
.................................................................................
      (10)Shared Dispositive Power      0
.................................................................................
      (11)Aggregate Amount Beneficially Owned by Each Reporting
      Person   50,710,335
.................................................................................
      (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                      [ ]
.................................................................................
      (13)Percent of Class Represented by Amount in Row (11)
                                        8.3%
.................................................................................
      (14)Type of Reporting Person (See Instructions)   IN
.................................................................................

Item 1. Security and Issuer

     common stock of Carsunlimited.com, Inc., with its principal executive office at: 305 Madison Avenue Suite 4510 New York, NY 10165

Item 2. Identity and Background

     (a) Gerhard Brugger

     (b) Address is Schongauerstrasse 10, 87616 Marktoberdorf Germany

     (c)  Technical  Consultant,  self   employed,Schongauerstrasse   10,  87616
Marktoberdorf Germany

     (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

     (f) The reporting person is a citizen of Germany


Item 3. Source and Amount of Funds or Other Consideration

     The reporting person acquired the shares of common stock of Carsunlimited.com, Inc. as a consequence of the conversion of shares of common stock of Innnopump, Inc. owned by the reporting person, which conversion occured pursuant to a merger of Innopump, Inc. into a subsidiary of Carsunlimited.com, Inc.

Item 4. Purpose of Transaction

     The reporting person acquired the shares in a merger involving the issuer and one of its subsidiaries, as set forth in item 3 above;


Item 5. Interest in Securities of the Issuer.

     As of August 9, 2006, as a consequence of the merger described above, the reporting person beneficially owns 50,710,335 shares of common stock or 8.3% of the outstanding shares


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  None.

Item 7. Material to be Filed as Exhibits.
  None

                                   Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  August 28, 2006

      Signature:  /s/Gerhard Brugger
                     Gerhard Brugger